Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

March 26, 2002

Contacts:
José I. Giraudo
Investor Relations Manager
OfficerAcindar S.A.
(54 11) 4719 8674

Andrea Dala
Investor Relations
Acindar S.A
(54 11) 4719 8672

ACINDAR S.A.
ANNOUNCES SIX MONTH PERIOD RESULTS
ENDED AS OF DECEMBER 31, 2001

Buenos Aires, March 11, 2002. - Acindar S.A. (the "Company") today announced a net loss of Ps. 85.8 million for the six-month period ended December 31, 2001, compared with a net loss of Ps. 41.0 million for the six month period ended December 31, 2000.

On December 19, 2001 the Company announced the suspension of principal and interest payments on its financial debt. This decision was a consequence of the deterioration of Argentina´s economic and financial situation which significantly affected the Company´s capacity to generate funds.

- Revenues were Ps. 192.0 million during the period July-December of 2001, 26.2% lower than revenues in the same period of the previous year and representing a decrease of 28.4% for the quarter ended December 31, 2001 as compared with the quarter ended September 30, 2001.

- Administrative and Selling expenses decreased 36.1%, from Ps. 26.3 million for the six month period ended December 31, 2000 to Ps. 16.8 million for the six month period ended December 31, 2001 and representing a decrease of 7.5% for the quarter ended December 31, 2001 as compared with the previous quarter.

- EBITDA was Ps. 15.6 million for the six month period July-December 2001, a decrease of 50.6% in comparison with EBITDA of Ps. 31.6 million in the same period in 2000 and a 99.6% decrease for the quarter ended December 31, 2001 compared with the quarter ended September 30, 2001.

- For the six month period July-December 2001, the Company reported an operating loss of Ps. 5.4 million, compared with operating income of Ps. 5.3 million for the same period in 2000.

Net Sales

The Company's net sales decreased 26.2%, to Ps. 192.0 million for the six-month period July-December 2001, as compared with Ps. 260.2 million for the same period of in 2000, principally due to decreases in both external and domestic shipments and export prices. For the same reasons, net sales for the quarter October-December 2001 decreased 28.4%, to Ps. 80.1 million from Ps. 111.9 million for the previous quarter.

Export sales posted a decrease of 33.1%, from Ps. 80.3 million for the period July-December 2000 to Ps. 53.7 million for the period July-December 2001. The main reasons for the decrease were fewer shipments and lower prices in external markets. For the six month period ended December 31, 2001, shipments to the export market were 165.2 thousand tons compared to 193.0 thousand tons for the same period in 2000, while the average price for exports showed a decrease of 21.8% for the six month period ended December 31, 2001 compared with the same period of the previous year. In comparison with the quarter July-September 2001, export shipments for the quarter ended December 31, 2001 were 17.5% fewer, while prices were 15.2% lower.

Domestic shipments for the period decreased 23.9%, from 401.3 thousand tons for the period July-December 2000 to 305.3 thousand tons for the period July-December of 2001. This resulted in a 23.1% decrease in domestic net sales, from Ps. 179.9 million for the period July-December 2000 to Ps. 138.3 million for the period July-December of 2001. In comparison with the quarter July-September 2001, domestic sales for the quarter October-December fell 27.9% as a result of a 30.0% decrease in volume sold.

Operating Income

Operating loss for the period July-December 2001 totaled Ps. 5.4 million, in comparison with operating income of Ps. 5.3 million for the same period ended December 30, 2000.

During the period July-December 2001, the business environment in Argentina was severely affected by growing political uncertainty and higher volatility in the financial markets. This situation curtailed further the already depressed demand and, as a consequence, gross profits for the period July-December 2001 amounted to Ps. 35.8 million (or 18.6% of net sales), a 43.7%

decrease compared with Ps. 63.6 million (or 24.4% of net sales) for the same period of 2000, and a 63.0% decrease for the quarter ended December 31, 2001 as compared with the quarter ended September 30, 2001.

Average prices for the quarter October-December 2001 decreased by 3.8% in comparison with the quarter July-September 2001 as a result of the decrease in export prices. Meanwhile, average cost of goods sold increased by 10.4%, from Ps. 318 per ton in the quarter ended September 30, 2001 to Ps. 351 per ton in the quarter October-December 2001. The increase was due to reduced absorption of fixed costs caused by decreased activity.

Administrative and selling expenses decreased from Ps. 26.3 million (10.1% of net sales) for the period July-December 2000 to Ps. 16.8 million (8.7% of net sales) for the period July-December 2001. In comparison with the quarter July-September 2001, administrative and selling expenses showed a decrease of 7.5% in the quarter October-December 2001.

The Company hired an external consultant to appraise the useful life of the main production areas of Villa Constitución. Based on such study, the Company decided to extend the useful life of some equipment. Accordingly, depreciation expenses decreased by 20.1%, from Ps. 26.3 million for the period July-December 2000, to Ps. 21.0 million for the period July-December 2001.

Other costs include taxes (other than income and gross income taxes) and allowances for doubtful accounts receivable. Other costs decreased 39.8%, from Ps. 5.7 million for the period July-December 2000 to Ps. 3.4 million for the period July-December 2001. The decrease was exclusively due to lower allowances for doubtful accounts.

Other Income/Expenses showed a significant increase to Ps. 45.0 million due to expenses and provisions incurred in connection with restructuring charges including severance and labor contingencies.

As a consequence of this performance, EBITDA for the period July-December 2001 amounted to Ps. 15.6 million, a 50.6% decrease compared with Ps. 31.6 million for the same period of 2000 and a 99.6% decrease for the quarter October-December 2001 compared with Ps. 15.5 million for the quarter July-September 2001.

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Profits before income tax and minority interest

The Company recorded Financial and Holding Results, net, of Ps. 34.6 million for the period July-December 2001, as compared with Ps. 28.5 million for the same period of 2000. The increase was due to higher interest rates, higher holding results and increased taxes on banking transactions.

Balance Sheet and Cash Flow Statement

As of December 31, 2001 and 2000, the Company´s shareholders equity amounted to Ps. 131.4 million and Ps. 290.2 million, respectively, reflecting a 54.7% decrease.

The Company´s net financial position (current and non-current banking debt less financial investments, net) amounted to Ps. 346.3 million and Ps. 319.1 million at December 31, 2001 and 2000, respectively.

The resignation of President De la Rua on December 20, 2001, triggered an institutional and financial crisis without precedent in Argentina. One of its consequences was the end of the convertibility regime and fixed exchange rate system that prevailed in Argentina for more than 10 years. A substantial portion of the Company´s financial debt is denominated in US dollars and consequently the decision of the Argentine goverment to allow the exchange rate to float has significantly adversely impacted the Company´s net financial position.

With the information available as of December 31, 2001, the company estimates that the negative impact of the devaluation will amount to approximately Ps. 373 million. Impacts of devalution and other measures taken by the goverment will be recorded in future financial statements in accordance with Argentine regulations.

The Company reduced its capital expenditures during the period ended December 31, 2001. Funds applied during this period towards investments in fixed assets amounted to Ps. 2.8 million.

At the end of December 31, 2001 the Company had a cash position amounting to Ps. 7.2 million.

On December 19, 2001 the Company announced the suspension of principal and interest payments of its financial debt. This decision was consequence of the deterioration of Argentina´s

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

economic and financial situation which significantly affected the Company's capacity to generate funds.

In this context, the operation of its productive facilities, required the application of all of its resources and revenues to the payment of inputs, raw materials, salaries and services necessary for the production and delivery of its products. Consequently, payments of principal and interest of its financial debt were discontinued.

The Company confirmed its intention to prepare a proposal - based on its realistic economic possibilities - that takes into account the best possible options to meet its financial obligations, with the specific goal of preserving work sources and the operational value of the company. For this purpose it has hired Credit Suisse First Boston as a financial advisor.

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Schedule A

(million of Pesos)

Balance Sheet	December 2001	December 2000
(Consolidated Information)		
ASSETS		
Current Assets		
Cash & Investments	7.2	46.9
Accounts Receivables	96.3	98.2
Other Receivables	24.3	33.1
Inventories	57.1	74.6
Other Current Assets	3.4	4.1
Total Current Assets	188.3	256.9
Non-Current Assets		
Fix Assets	433.3	494.4
Other Non-Current Assets	122.9	133.9
Total Non-Current Assets	556.2	628.3
TOTAL ASSETS	744.5	885.2
LIABILITIES		
Current Liabilities		
Accounts Payable	107.4	136.1
Loans	144.5	133.0
Other Current Liabilities	45.2	59.8
Total Current Liabilities	297.1	328.9
Non Current Liabilities		
Loans	209.0	233.0
Other Non Current Liabilities	44.3	33.1
Total Non Current Liabilities	253.3	266.1
TOTAL LIABILITIES	550.4	595.0
TOTAL STOCHKHOLDERS EQUITY	131.4	290.2
Subordinated Convertible Negotiable Obligations	62.7	-
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	744.5	885.2

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Schedule B

(million of Pesos)

Income Statement (Consolidated Information) (Six-Month Period)	December 2001		December 2000	
Shipments (000 Tons)				
Domestic Market	305.3	64.9%	401.3	67.5%
Export Market	165.2	35.1%	193.0	32.5%
Total	470.5	100.0%	594.3	100.0%
Sales (000 U$S)				
Domestic Market	138.3	72.0%	179.9	69.1%
Export Market	53.7	28.0%	80.3	30.9%
Total	192.0	100.0%	260.2	100.0%
Prices				
Domestic Market	453		448	
Export Market	325		416	
Average Price	408		438	
Average Cost per Ton	332		331	
EBITDA	15.6		31.6	
EBITDA / Ton (U$S/Ton)	33.2		53.2	
Net Sales	192.0	100.0%	260.2	100.0%
Cost of Sales	(156.2)	(81.3%)	(196.6)	(75.6%)
Gross Profit	35.8	18.7%	63.6	24.4%
Selling Expenses	(7.2)	(3.7%)	(8.3)	(3.2%)
Administration Expenses	(9.6)	(5.0%)	(18.0)	(6.9%)
Depreciation & Amortization	(21.0)	(10.9%)	(26.3)	(10.1%)
Doubtful Accounts	(2.4)	(1.2%)	(4.6)	(1.8%)
Other Taxes	(1.0)	(0.6%)	(1.1)	(0.4%)
Operating Income	(5.4)	(2.7%)	5.3	2.0%
Other Operating Income - Net	(45.0)	(23.4%)	(2.9)	(1.1%)
Long Term Investments Results	(0.8)	(0.5%)	-	
Interest Expenses	(29.8)	(15.5%)	(26.8)	(10.3%)
Interest Income	1.4	0.8%	1.0	0.4%
Other Financial Expenses - Net	(6.2)	(3.2%)	(2.7)	(1.0%)
Loss Before Income Tax	(85.8)	(44.5%)	(26.1)	(10.0%)
Non Operating Charges	-	-	(14.7)	(5.6%)
Extraordinary Results	-	-	(0.2)	(0.1%)
			-	
Net Loss	(85.8)	(44.5%)	(41.0)	(15.7%)

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Schedule C

(million of Pesos)

Income Statement

(Consolidated Information) (Three-Month Period)

	December 2001		September 2001		December 2000	
Shipments (000 Tons)						
Domestic Market	125.7	62.7%	179.5	66.5%	203.7	69.2%
Export Market	74.9	37.3%	90.3	33.5%	90.8	30.8%
Total	200.6	100 %	269.8	100 %	294.5	100.0%
Sales (000 U$S)						
Domestic Market	57.9	72.3%	80.4	71.8%	87.0	68.8%
Export Market	22.2	27.7%	31.5	28.2%	39.5	31.2%
Total	80.1	100 %	111.9	100 %	126.5	100.0%
Prices						
Domestic Market	461		448		427	
Export Market	296		349		435	
Average Price	399		415		429	
Average Cost per Ton	351		318		327	
EBITDA	-		15.5		13.3	
EBITDA / Ton (U$S/Ton)	-		57.0		45.2	
Net Sales	80.1	100%	111.9	100%	126.6	100.0%
Cost of Sales	(70.5)	(88.0%)	(85.8)	(76.7%)	(96.3)	(76.1%)
Gross Profit	9.6	12.0%	26.1	23.3%	30.3	23.9%
Selling Expenses	(3.5)	(4.4%)	(3.7)	(3.3%)	(4.2)	(3.3%)
Administration Expenses	(4.6)	(5.7%)	(5.0)	(4.5%)	(9.4)	(7.4%)
Depreciation & Amortization	(10.6)	(13.2%)	(10.4)	(9.3%)	(13.0)	(10.3%)
Doubtful Accounts	(1.1)	(1.3%)	(1.3)	(1.2%)	(2.8)	(2.2%)
Other Taxes	(0.5)	(0.6%)	(0.5)	(0.4%)	(0.6)	(0.5%)
Operating Income	(10.7)	(13.2%)	5.2	4.6%	0.3	0.2%
Other Operating Income - Net	(37.5)	(46.8%)	(7.5)	(6.7%)	0.5	0.4%
Long Term Investments Results	(0.8)	(1.0%)	-	-	(0.1)	(0.1%)
Interest Expenses	(15.3)	(19.1%)	(14.6)	(13.0%)	(14.9)	(11.8%)
Interest Income	0.5	0.6%	0.9	0.8%	0.1	0.1%
Other Financial Expenses - Net	(1.4)	(1.7%)	(4.7)	(4.2%)	(0.7)	(0.5%)
Loss Before Income Tax	(65.2)	(81.2%)	(20.7)	(18.5%)	(14.8)	(11.7%)
Non Operating Charges	-	-	-	-	(14.7)	(11.6%)
Net Loss	(65.2)	(81.2%)	(20.7)	(18.5%)	(29.5)	(23.3%)

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Schedule D

(million of Pesos)

Statement of Source and Use of Funds (Consolidated Information) Six Month period of:	December 2001	December 2000
Ordinary Income before Tax	(85.7)	(40.8)
Ordinary Items not providing or nor requiring funds	100.0	79.4
Operating Income	14.3	38.6
Changes in Working Capital	7.4	(5.0)
Capital Increase	-	46.0
Interest - Net	(22.2)	(25.8)
Dismissal Indemnities and taxes paid	(8.5)	(10.1)
Net Investments in Fixed Assets	(2.8)	(3.0)
Net funds from financing activities	10.4	(7.6)
Other	0.1	(0.5)
Decrease (Increase) in funds & Cash items	(1.3)	32.6

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: March 26, 2002

By: ______________________
Jorge N. Videla